

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

   Re: Citius Pharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed April 20, 2018
     File No. 333-224386

Dear Mr. Holubiak:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at (202) 551-5019 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Alexander M. Donaldson, Esq.